UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 11-K

(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended August 31, 1996

                               OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from             to
                               ------------  -------------

                 Commission file number 0-20212

              ARROW INTERNATIONAL, INC. 401(k) PLAN
                    (full title of the plan)

                    Arrow International, Inc.
                         P.0. Box 12888
                       3000 Bernville Road
                   Reading, Pennsylvania 19612
       (Name of issuer of the securities held pursuant to
  the plan and the address of its principal executive offices)

Registrant's telephone number, including area code (610) 378-0131

   Notices and communications from the Securities and Exchange
   Commission relative to this report should be forwarded to:

                     John H. Broadbent, Jr.
                    Arrow International, Inc.
                         P.0. Box 12888
                       3000 Bernville Road
                   Reading, Pennsylvania 19612
                         (610) 378-0131


This is the first of 21 pages.  The Index to Exhibit is on Page
20.
              ARROW INTERNATIONAL, INC. 401(k) PLAN

                        FINANCIAL REPORT

                         AUGUST 31,1996

                            CONTENTS

                                                                 Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS AND
  SCHEDULES                                                        1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                2-5
  Statements of changes in net assets available for benefits     6-9
  Notes to financial statements                                10-13

SCHEDULES

  Assets held for investment                                      14
  Reportable transactions                                         15




                  INDEPENDENT AUDITOR'S REPORT




To the Plan Administrator
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania

       We have audited the accompanying statements of net assets available for benefits of Arrow International, Inc. 401(k) Plan as of August 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of or for the year ended August 31, 1996, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        BEARD & COMPANY, INC.

Reading, Pennsylvania
January 27, 1997
                               -1-



ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

August 31, 1996

                                                  Arrow
                                               International,           Money
                                                Inc. Stock     Loan     Market
                                                  Fund         Fund      Fund
                                              ---------------------------------
      ASSETS

Investments, at fair value:
 Short-term fund, Corefund Cash Reserve Fund   $  3,458  $     -    $1,590,168
 Balanced fund, Corefund Balanced Fund              -          -           -
 Equity funds:
   Corefund Growth Equity Fund                      -          -           -
   Fidelity Retirement Growth Fund                  -          -           -
   Fidelity Puritan Fund                            -          -           -
   Corefund International Growth Equity Fund        -          -           -
 Arrow International, Inc. common stock         860,307        -           -
 Participant loans receivable                       -      402,926         -

                                               --------------------------------
                                                863,765    402,926   1,590,168

Receivables:
  Accrued income                                  1,287      3,144         -
  Employee contributions                         27,963        -        15,299
  Employer contributions                          9,595        -         6,181

Cash                                                143        -         6,602
                                               ---------------------------------
NET ASSETS AVAILABLE FOR BENEFITS              $902,753   $406,070  $1,618,250
                                               ---------------------------------
                                               ---------------------------------
See Notes to Financial Statements.

                                 -2-



                          Fidelity              International
               Growth    Retirement    Fidelity    Growth
Balanced       Equity     Growth       Puritan     Equity
  Fund          Fund       Fund         Fund        Fund            Total
--------------------------------------------------------------------------
$      -    $      -     $      -     $       -   $      -     $ 1,593,626
 1,574,937         -            -             -          -       1,574,937

       -     3,599,339          -             -          -       3,599,339
       -           -      2,004,728           -          -       2,004,728
       -           -            -       2,275,113        -       2,275,113
       -           -            -             -      257,622       257,622
       -           -            -             -                    860,307
       -           -            -             -          -         402,926
--------------------------------------------------------------------------
 1,574,937   3,599,339    2,004,728     2,275,113    257,622    12,568,598

       -           -            -             -          -           4,431
    12,812      33,143       30,029        31,062      4,717       155,025
     4,997      12,174       10,033        10,888      1,612        55,480

         2           8           17            18          2         6,792
--------------------------------------------------------------------------
$1,592,748  $3,644,664   $2,044,807    $2,317,081   $263,953   $12,790,326
--------------------------------------------------------------------------
--------------------------------------------------------------------------
                             -3-


ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)


August 31, 1995

                                                   Arrow
                                              International,           Money
                                               Inc. Stock     Loan     Market
                                                   Fund       Fund      Fund
                                               ------------------------------
      ASSETS

Investments, at fair value:
  Short-term funds:
     CoreStates Liquidity Fund                  $ 31,959  $     -   $
     Corefund Cash Reserve Fund                      -          -    1,359,742
  Balanced fund, Corefund Balanced Fund              -          -          -
  Equity funds:
     Corefund Growth Equity Fund                     -          -          -
     Fidelity Retirement Growth Fund                 -          -          -
     Fidelity Puritan Fund                           -          -          -
     Corefund International Growth Equity Fund       -          -          -
  Arrow International, Inc. common stock         738,410        -          -
  Participant loans receivable                       -      159,337        -
                                                ------------------------------

                                                 770,369    159,337  1,359,742

Receivable, accrued income                           630        -          -

Cash                                             (27,908)       -        9,792
                                                ------------------------------
NET ASSETS AVAILABLE FOR BENEFITS               $743,091   $159,337 $1,369,534
                                                ------------------------------
                                                ------------------------------
See Notes to Financial Statements.

                           Fidelity               International
               Growth     Retirement    Fidelity     Growth
 Balanced      Equity      Growth       Puritan      Equity
   Fund         Fund        Fund         Fund         Fund         Total
-------------------------------------------------------------------------

$      -    $      -     $      -     $       -    $     -     $   31,959
    36,328      55,835          -             -          -      1,451,905
 1,319,895         -            -             -          -      1,319,895

       -     2,693,962          -             -          -      2,693,962
       -           -      1,398,977           -          -      1,398,977
       -           -            -       1,409,710        -      1,409,710
       -           -            -             -      123,290      123,290
       -           -            -             -          -        738,410
       -           -            -             -          -        159,337
-------------------------------------------------------------------------
 1,356,223   2,749,797    1,398,977     1,409,710    123,290    9,327,445

       -           -            -             -          -            630

     2,639       4,572       36,454        39,556      5,533       70,638
-------------------------------------------------------------------------
$1,358,862  $2,754,369   $1,435,431    $1,449,266   $128,823   $9,398,713
-------------------------------------------------------------------------
-------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

August 31, 1996

                                                   Arrow
                                               International,            Money
                                                 Inc. Stock   Loan       Market
                                                    Fund      Fund        Fund
Investment income:
  Net realized and unrealized appreciation       ------------------------------
    (depreciation) in fair value of investments  $(375,935) $    -    $     -
  Interest and dividends                             4,920    26,365     73,338
Contributions:
  Employee                                         423,409       -      261,627
  Employer                                         142,570       -       99,798
Transfers between funds                            (13,387)  241,186    (45,818)
                                                 ------------------------------
        Total additions                            181,577   267,551    388,945
                                                 ------------------------------
Distributions paid to participants                  19,720    20,652    136,788
Administrative expenses                              2,195       166      3,441
                                                 ------------------------------
        Total deductions                            21,915    20,818    140,229
                                                 -----------------------------
        Net increase                               159,662   246,733    248,716

Net assets available for benefits:
  Beginning of year                                743,091   159,337  1,369,534
                                                 ------------------------------
  End of year                                    $ 902,753  $406,070 $1,618,250
                                                 ------------------------------

See Notes to Financial Statements.

                           Fidelity                International
                Growth     Retirement    Fidelity    Growth
  Balanced      Equity      Growth       Puritan     Equity
    Fund         Fund        Fund         Fund        Fund        Total
-----------------------------------------------------------------------


$  104,599  $  459,009   $  (66,508)  $  68,856   $ 11,011    $  201,032
    58,163     105,050      155,351      98,437      4,892       526,516

   228,383     488,296      438,349     465,569     53,626     2,359,259
    88,697     177,156      129,896     148,791     15,885       802,793
  (214,177)   (177,233)      35,824     123,471     50,134           -
------------------------------------------------------------------------
   265,665   1,052,278      692,912     905,124    135,548     3,889,600
------------------------------------------------------------------------
    28,330     154,513       79,544      33,273        -         472,820
     3,449       7,470        3,992       4,036        418        25,167
------------------------------------------------------------------------
    31,779     161,983       83,536      37,309        418       497,987
------------------------------------------------------------------------
   233,886     890,295      609,376     867,815    135,130     3,391,613

 1,358,862   2,754,369    1,435,431   1,449,266    128,823     9,398,713
------------------------------------------------------------------------
$1,592,748  $3,644,664   $2,044,807  $2,317,081   $263,953   $12,790,326
------------------------------------------------------------------------
------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401 (k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)


                                             Arrow
                                         International,              Money
                                           Inc. Stock     Loan       Market
                                              Fund        Fund        Fund
                                           ---------------------------------
Investment income:
  Net realized and unrealized appreciation
     in fair value of investments          $188,236   $     -      $     -
  Interest and dividends                      2,424       9,565       68,250
Contributions:
  Employee                                  277,293         -        361,537
  Employer                                   94,445         -        124,273
Transfers between funds                       5,577      92,407     (109,931)
                                           ---------------------------------
      Total additions (deductions)          567,975     101,972      444,129
                                           ---------------------------------
Distributions paid to participants              -           -         82,818
Administrative expenses                         855       1,794        2,942
                                           ---------------------------------
      Total deductions                          855       1,794       85,760
                                           ---------------------------------
      Net increase (decrease)               567,120     100,178      358,369

Net assets available for benefits:
  Beginning of year                         175,971      59,159    1,011,165
                                           ---------------------------------
  End of year                              $743,091   $ 159,337   $1,369,534
                                           ---------------------------------
                                           ---------------------------------
See Notes to Financial Statements.

                            Fidelity                International
                Growth     Retirement      Fidelity    Growth
  Balanced      Equity       Growth        Puritan     Equity
    Fund         Fund         Fund          Fund        Fund         Total
----------------------------------------------------------------------------

$  150,090    $ 499,564    $  150,421   $  112,679   $   9,271   $1,110,261
    53,090       41,155           438       14,024         161      189,107

   393,092      716,183       142,984      146,309      13,300    2,050,698
   145,445      259,528        44,582       49,986       4,827      723,086
  (884,583)  (1,433,269)    1,101,557    1,126,919     101,323          -
---------------------------------------------------------------------------
  (142,866)      83,161     1,439,982    1,449,917     128,882    4,073,152
---------------------------------------------------------------------------
    13,337      174,034         3,887          -           -        274,076
     3,738        7,001           664          651          59       17,704
---------------------------------------------------------------------------
    17,075      181,035         4,551          651          59      291,780
---------------------------------------------------------------------------
  (159,941)     (97,874)    1,435,431    1,449,266     128,823    3,781,372

 1,518,803    2,852,243           -            -           -      5,617,341
---------------------------------------------------------------------------
$1,358,862   $2,754,369   $ 1,435,431   $1,449,266   $ 128,823   $9,398,713
---------------------------------------------------------------------------
---------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


1
-------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

   Basis of accounting:
      The accompanying financial statements have been prepared on the accrual basis of accounting.

   Estimates:
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Valuation of investments and income recognition:
      CoreStates Bank, N.A. acts as plan trustee and administers the Plan's assets. The Plan maintains the following eight funds: Money Market Fund, Balanced Fund, Growth
      Equity Fund, Arrow International, Inc. Stock Fund, Fidelity Retirement Growth Fund, Fidelity Puritan Fund,
      International Growth Equity Fund and a Loan Fund for the commingled investment of employee and company contributions.

      The Money Market Fund, Balanced Fund, Growth Equity Fund,
      Arrow International, Inc.  Stock Fund, Fidelity
      Retirement Growth Fund, Fidelity Puritan Fund and
      International Growth Equity Fund are stated at fair value as determined by the bank which holds the investments.
      The loans receivable in the Loan Fund are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation
      (depreciation) in fair value of investments.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Payment of benefits:
      Benefits are recorded when paid.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS





2
------------------------------------------------------------------------
DESCRIPTION OF THE PLAN

     The Arrow International, Inc. 401(k) Plan (the Plan) is a contributory, defined contribution plan which was adopted effective September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401 (a) of the Code.

     The 401(k) portion of the Plan is available to all employees of the Company and its U.S. affiliates after completing one year of service following their date of hire and reaching age 21. Participants may contribute up to 10% of their earnings. The Company will match an amount equal to a percentage of the employee contribution as determined for the plan year. The Company can also make discretionary contributions based on the profits of the Company as determined by the Board of Directors. No discretionary contribution was made for the years ended August 31, 1996 and 1995. A participant becomes 20% vested in the employer's contribution to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service. Forfeitures will be used to reduce Company contributions.

     Each participant's account is credited with the participant's share of the Company's match, if any, and of the earnings, expenses, appreciation and depreciation attributable to the participant's and the Company's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

     Additional information about the Plan agreement is contained in the summary plan description. Copies of the summary plan description are available from the Administrative Committee.

     The Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ARROW INTERNATIONAL, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS




3
------------------------------------------------------------------------
INVESTMENTS

     The Plan maintains its investments in a Money Market Fund, Balanced Fund, Growth Equity Fund, Arrow International, Inc. Stock Fund, Fidelity Retirement Growth Fund, Fidelity Puritan Fund, International Growth Equity Fund and a Loan Fund. The investments at August 31, 1996 and 1995 as determined by the trustee are summarized as follows:

                                    1996                     1995
                           --------------------------------------------------
                               Cost      Fair Value     Cost       Fair Value
                          ---------------------------------------------------
Short-term funds:
   Corefund Cash Reserve
      Fund                 $1,593,626   $1,593,626*   $1,451,905   $1,451,905*
   CoreStates Liquidity
      Fund                        -            -          31,959       31,959
                          ---------------------------------------------------
                            1,593,626    1,593,626     1,483,864    1,483,864
                          ---------------------------------------------------
Balanced fund, Corefund
   Balanced Fund            1,478,779    1,574,937*    1,194,702    1,319,895*
                          ---------------------------------------------------
Equity funds:
   Corefund Growth Equity
      Fund                  3,157,631    3,599,339*    2,261,045    2,693,962*
   Fidelity Retirement
      Growth Fund           2,072,811    2,004,728*    1,248,758    1,398,977*
   Fidelity Puritan Fund    2,210,431    2,275,113*    1,297,043    1,409,710*
   Corefund International
      Growth Equity Fund      247,244      257,622       114,019      123,290
                          ---------------------------------------------------
                            7,688,117    8,136,802     4,920,865    5,625,939
                          ---------------------------------------------------
Stock fund, Arrow
   International, Inc.      1,234,624      860,307*      550,174      738,410*
                          ---------------------------------------------------
Participant loan fund         402,926      402,926       159,337      159,337
                          ---------------------------------------------------
                          $12,398,072  $12,568,598    $8,308,942   $9,327,445
                          ---------------------------------------------------
                          ---------------------------------------------------
*  Investment represents 5% or more of the Plan's net assets.


                             - 12 -
ARROW INTERNATIONAL, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS





4
----------------------------------------------------------------------------
INCOME TAX STATUS

     The Internal Revenue Service has determined that the Plan meets the requirements of Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to federal income tax. As a condition of continued qualification under
     Section 401(a), the Plan is required to meet the qualification rules in operation. The Administrative Committee is not aware of any circumstances that might adversely affect the Plan's qualified status.


5
---------------------------------------------------------------------------
TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.


6
--------------------------------------------------------------------------
SUBSEQUENT EVENT

     Effective September 1, 1996, the Board of Directors of Arrow International, Inc. resolved to merge the assets and liabilities of the Kontron, Inc. Employees 401(k) Plan into the Arrow International, Inc. 401(k) Plan. The Kontron 401(k) Plan, which is the Plan of Arrow Interventional,
     Inc., a subsidiary of Arrow International, Inc., would thereupon cease to exist as a separate plan.


7
------------------------------------------------------------------------
AMENDMENT TO THE PLAN

     Effective  June  1,  1996, the Board of Directors  of  Arrow
     International, Inc. resolved to amend the Arrow International, Inc. 401(k) Plan to permit eligible employees of Arrow Therex Corporation to participate in the Plan. Arrow Therex Corporation is a wholly-owned subsidiary of Arrow International, Inc. with 37 employees.

ARROW INTERNATIONAL, INC. 401 (k) PLAN
ASSETS HELD FOR INVESTMENT

August 31, 1996


                                             Number Of
             Description                      Shares       Cost    Fair Value
------------------------------------------------------------------------------
Short-term fund, Corefund Cash Reserve Fund  1,593,626 $ 1,593,626 $ 1,593,626*
                                                       -----------------------
Balanced fund, Corefund Balanced Fund          127,011   1,478,779   1,574,937*
                                                       -----------------------
Equity funds:
  Corefund Growth Equity Fund                  258,759   3,157,631   3,599,339*
  Fidelity Retirement Growth Fund              110,210   2,072,811   2,004,728*
  Fidelity Puritan Fund                        130,006   2,210,431   2,275,113*
  Corefund International Growth Equity Fund     18,985     247,244     257,622
                                                       -----------------------
                                                         7,688,117   8,136,802
                                                       -----------------------
Arrow International, Inc. common stock         32,161    1,234,624     860,307*
                                                       -----------------------
Participant loan fund                          402,926     402,926     402,926
                                                       -----------------------
   Total investments                                   $12,398,072 $12,568,598
                                                       -----------------------
                                                       -----------------------
*Represents 5% or more of the net assets available for benefits.

ARROW INTERNATIONAL, INC. 401 (k) PLAN
REPORTABLE TRANSACTIONS

August 31, 1996

                    Total       Total
                   Number Of   Number Of
                   Purchases    Sales     Dollar      Dollar    Cost Of    Net
Description         Within     Within    Value Of    Value Of   Assets    Gain
 Security         Plan Year   Plan Year  Purchases    Sales      Sold     (Loss)
-------------------------------------------------------------------------------
Short-term fund,
  Corefund Cash
  Reserve Fund       336        297    $3,507,380  $3,365,659  $3,365,659 $   -

Equity funds:
  Corefund Growth
     Equity Fund      37         26       672,110     225,742     208,441 17,301
  Fidelity Retirement
     Growth Fund      24          5       858,885     186,626     185,051  1,575
  Fidelity Puritan
     Fund             29          7       892,353      95,807      91,633  4,174

                           SIGNATURES


       Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                   ARROW INTERNATIONAL, INC.
                                    401 (k) PLAN




Date: February 27, 1997              By:/s/ John H. Broadbent, Jr.
     ------------------------           ---------------------------
                                     John H. Broadbent, Jr.
                                     Vice-President, Finance and Treasurer




                          Index to Exhibit
                         -----------------
Exhibit No.
-----------
23.1           Consent of Beard & Company, Inc. independent auditors





                           Exhibit 23.1
                           ------------

     CONSENT OF BEARD & COMPANY, INC., INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-71568) pertaining to the Arrow International, Inc. 401(k) Plan, of the financial statements of the Arrow International, Inc. 401(k) Plan included in this annual Report(Form 11-K)for the year ended August 3l, 1996.




BEARD & COMPANY, INC.





Reading, Pennsylvania
February 27, 1997